FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 3, 2017

SECOND QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $311.6 million ($12.67 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2017 compared to net earnings of $238.7 million ($9.58 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2016. Book value per basic share at June 30, 2017 was $377.97 compared to $367.40 at December 31, 2016 (an increase of 5.7% adjusted for the $10 per common share dividend paid in the first quarter of 2017).

The realized net gain on investment of $233 million after tax (book value per basic share of $8.30 on a pro-forma basis after giving effect to the issuance of subordinate voting shares to acquire Allied World) on the sale of about one-third of the company's equity interest in ICICI Lombard, the agreement for which sale was announced in May 2017, is not included in the second quarter results as that sale closed on July 6, 2017.

"Our insurance companies continued to have excellent underwriting performance in the second quarter and first half of 2017 with a consolidated combined ratio of 94.9% and 94.7% respectively. All of our insurance companies again had combined ratios less than 100%, with Fairfax Asia at 85.9%, Zenith National at 89.5% and OdysseyRe at 90.5% and our operating income was strong at $184.4 million. We closed our transformative acquisition of Allied World on July 6, 2017. The investment actions we took in the fourth quarter of 2016 to remove all our defensive equity index hedges and reduce the duration of our bond portfolios to approximately one year have resulted in our having cash and short term investments in excess of $11 billion at June 30, 2017," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company of about $1 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2017	2016	2017	2016
	($ millions)
Gross premiums written	2,771.6	2,620.2	5,380.8	4,964.2
Net premiums written	2,213.9	2,138.2	4,488.9	4,168.5

Underwriting profit	108.4	82.3	215.6	204.0
Interest and dividends - insurance and reinsurance	76.0	127.0	177.5	252.0
Operating income	184.4	209.3	393.1	456.0
Run-off (excluding net gains (losses) on investments)	(39.9)	(1.1)	(79.7)	(16.1)
Non-insurance operations	(8.6)	41.9	(9.6)	54.2
Corporate overhead, interest expense and other	15.5	(75.3)	(33.8)	(155.6)
Net gains on investments	205.1	229.2	186.7	69.6
Pre-tax income	356.5	404.0	456.7	408.1
Income taxes and non-controlling interests	(44.9)	(165.3)	(62.5)	(220.4)
Net earnings attributable to shareholders of Fairfax	311.6	238.7	394.2	187.7

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights in the second quarter of 2017 (with comparisons to the second quarter of 2016 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 94.9% on a consolidated basis, producing an underwriting profit of $108.4 million, compared to a combined ratio and underwriting profit of 95.7% and $82.3 million respectively in 2016.

•
Net premiums written by the insurance and reinsurance operations increased by 6.6% to $2,204.0 million (4.8% excluding the acquisitions of Bryte Insurance, AMAG and Fairfirst Insurance, all of which were acquired during the second half of 2016).

•
The insurance and reinsurance operations produced operating income (excluding investment results) of $184.4 million, compared to $209.3 million in 2016, reflecting lower interest income, partially offset by increased underwriting profit.

•
Interest and dividend income of $107.4 million decreased from $161.2 million in 2016, primarily reflecting lower interest income earned as a result of the extensive sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $2,649.7 million at June 30, 2017 and $3,828.0 million at June 30, 2016).

•	As at June 30, 2017, subsidiary cash and short term investments accounted for 41.0% of the company's portfolio investments.

•	Net investment gains of $205.1 million in 2017 (net investment gains of $229.2 million in 2016) consisted of the following:

	Second quarter of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	(14.3)	337.5	323.2
Short equity exposures	—	(86.6)	(86.6)
Net equity exposures	(14.3)	250.9	236.6
Bonds	47.5	17.4	64.9
CPI-linked derivatives	—	(12.7)	(12.7)
Other	(116.6)	32.9	(83.7)
	(83.4)	288.5	205.1

	First six months of 2017
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	61.8	483.5	545.3
Short equity exposures	(102.3)	(167.4)	(269.7)
Net equity exposures	(40.5)	316.1	275.6
Bonds	373.9	(325.1)	48.8
CPI-linked derivatives	—	(28.0)	(28.0)
Other	(187.3)	77.6	(109.7)
	146.1	40.6	186.7

•
Included in Other in the table above are net losses of $77.9 million and $112.2 million in the second quarter and first six months of 2017 on the company's U.S. treasury bond forward contracts that reduce exposure to interest rate risk.

•
During the second quarter of 2017, the company completed the acquisition of the business and renewal rights of the insurance operations of American International Group, Inc. ("AIG") in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017) and Poland (effective from June 30, 2017). On July 31, 2017, the company acquired the insurance operations of AIG in Chile and Colombia, and expects to acquire the business and renewal rights of the insurance operations of AIG in Romania in the third quarter of 2017. The company continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Argentina, Uruguay and Venezuela.

Subsequent to June 30, 2017:

•
On July 6, 2017, the company decreased its ownership interest in ICICI Lombard to 22.0% by selling a 12.2% equity interest to certain private equity investors for net proceeds of $382 million and realized a net gain on investment of $233 million after tax. This transaction values ICICI Lombard at $3.1 billion which implies Fairfax's remaining 22.0% equity interest has a fair value of $688 million. On July 14, 2017, ICICI Lombard announced an initial public offering pursuant to which Fairfax would reduce its equity interest in ICICI Lombard to 10%, thereby permitting Fairfax to assume a significant interest in Go Digit General Insurance Limited, a recently established general insurance company in India under the leadership of Kamesh Goyal.

•
On July 6, 2017, the company, together with certain co-investors (described below), completed the indirect acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World") for purchase consideration of $4,131.9 million, consisting of $1,905.4 million in cash, $2,089.0 million by the issuance of 4,799,497 subordinate voting shares, and $137.5 million by way of a liability to settle Allied World's share-based awards. Contemporaneously with the closing of the acquisition of Allied World, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together “the co-investors”) invested $1,580.0 million in a subsidiary of the company to acquire an indirect equity interest in Allied World. The company will have the ability to acquire the shares owned by the co-investors over time. The remaining 5.4% of the outstanding shares of Allied World are expected to be acquired in the third quarter of 2017 for purchase consideration of approximately $229 million, consisting of approximately $109 million in cash and $120 million by the issuance of approximately 275,000 subordinate voting shares, which will result in the co-investors having an indirect ownership interest in Allied World of approximately 33%. Allied World is a global property, casualty and specialty insurer and reinsurer.

•
On July 21, 2017, Quess announced that it will issue common shares through a private placement with institutional investors expected to raise approximately $150 million to fund future growth. This transaction is expected to close in the third quarter of 2017. Quess is a provider of specialized human resources services.

•
On July 20, 2017, the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% indirect equity interest for purchase consideration of $109.0 million and commenced consolidating APR Energy in the Other reporting segment. APR Energy is a provider of mobile power generation solutions.

•
On July 13, 2017, Fairfax India increased its equity interest in Bangalore International Airport Limited (“BIAL”) to 48.0% through the acquisition of an additional 10.0% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited for purchase consideration of approximately $200 million (12.9 billion Indian rupees). BIAL owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

•
On July 4, 2017, the company increased its equity interest in Grivalia Properties REIC ("Grivalia") to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for purchase consideration of $100.0 million (€88.0 million) and commenced consolidating Grivalia in the Other reporting segment. Pursuant to Greek securities law, the company is required to make a tender offer for all remaining outstanding shares of Grivalia but does not expect a significant number of shares will be tendered under the offer. Grivalia is a real estate investment company listed on the Athens Stock Exchange.

•
On June 21, 2017, Fairfax Africa agreed to invest a minimum of $130 million in Atlas Mara Limited ("Atlas Mara") comprised of: (i) participation in an offering of new ordinary shares at a price of $2.25 per share expected to raise $100.0 million (Fairfax Africa will purchase not less than 30.0% of the equity offering and have the ability to purchase any shares not taken up by existing shareholders); and (ii) a $100.0 million convertible bond that will convert into new ordinary shares at a price of $2.25 per share upon closing of the equity offering. The convertible bond investment closed on July 17, 2017, and the equity offering is expected to close in the third quarter of 2017. Atlas Mara is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan African countries.

•
The company held $976.3 million of cash, short term investments and marketable securities at the holding company level ($950.8 million net of short sale and derivative obligations) at June 30, 2017, compared to $1,371.6 million ($1,329.4 million net of short sale and derivative obligations) at December 31, 2016.

•	The company's total debt to total capital ratio decreased from 28.7% at December 31, 2016 to 27.4% at June 30, 2017, primarily reflecting increased total capital.

•
At June 30, 2017, common shareholders' equity was $8,712.6 million, or $377.97 per basic share, compared to $8,484.6 million, or $367.40 per basic share, at December 31, 2016. Common shareholders’ equity at June 30, 2017 does not include the unrecorded $1,819.4 million excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries.

There were 23.1 million and 23.2 million weighted average shares outstanding during the second quarters of 2017 and 2016 respectively. At June 30, 2017, there were 23,050,956 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2017 results at 8:30 a.m. Eastern time on Friday, August 4, 2017. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 18, 2017. The replay may be accessed at 1 (866) 491-2908 (Canada or U.S.) or 1 (203) 369-1716 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2017 and December 31, 2016
(unaudited - US$ millions)

	June 30, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $85.8; December 31, 2016 – $94.4)	976.3	1,371.6
Insurance contract receivables	3,471.6	2,917.5

Portfolio investments
Subsidiary cash and short term investments	11,139.4	9,938.0
Bonds (cost $7,047.4; December 31, 2016 – $8,699.1)	7,438.2	9,323.2
Preferred stocks (cost $186.6; December 31, 2016 – $111.2)	146.6	69.6
Common stocks (cost $4,300.8; December 31, 2016 – $4,824.0)	4,059.9	4,158.8
Investments in associates (fair value $3,763.7; December 31, 2016 – $2,955.4)	2,845.4	2,393.0
Derivatives and other invested assets (cost $620.2; December 31, 2016 – $546.2)	223.7	179.7
Assets pledged for short sale and derivative obligations (cost $286.1; December 31, 2016 – $223.9)	282.5	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	1,792.7	1,002.6
	27,928.4	27,293.4

Deferred premium acquisition costs	776.0	693.1
Recoverable from reinsurers (including recoverables on paid losses – $320.0; December 31, 2016 – $290.9)	4,165.6	4,010.3
Deferred income taxes	735.5	732.6
Goodwill and intangible assets	4,033.5	3,847.5
Other assets	3,023.2	2,518.4
Total assets	45,110.1	43,384.4

Liabilities
Accounts payable and accrued liabilities	3,082.9	2,888.6
Income taxes payable	61.1	35.4
Short sale and derivative obligations (including at the holding company – $25.5; December 31, 2016 – $42.2)	174.3	234.3
Funds withheld payable to reinsurers	570.4	416.2
Insurance contract liabilities	23,789.5	23,222.2
Borrowings – holding company and insurance and reinsurance companies	3,962.6	3,908.0
Borrowings – non-insurance companies	812.6	859.6
Total liabilities	32,453.4	31,564.3

Equity
Common shareholders’ equity	8,712.6	8,484.6
Preferred stock	1,335.6	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	10,048.2	9,820.1
Non-controlling interests	2,608.5	2,000.0
Total equity	12,656.7	11,820.1
	45,110.1	43,384.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2017 and 2016
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2017	2016	2017	2016
Revenue
Gross premiums written	2,771.6	2,620.2	5,380.8	4,964.2
Net premiums written	2,213.9	2,138.2	4,488.9	4,168.5

Gross premiums earned	2,549.4	2,371.4	4,871.9	4,446.0
Premiums ceded to reinsurers	(414.9)	(369.7)	(752.5)	(667.9)
Net premiums earned	2,134.5	2,001.7	4,119.4	3,778.1
Interest and dividends	107.4	161.2	235.5	314.0
Share of profit of associates	49.6	15.2	76.7	25.1
Net gains on investments	205.1	229.2	186.7	69.6
Other revenue	761.6	499.7	1,377.5	906.7
	3,258.2	2,907.0	5,995.8	5,093.5
Expenses
Losses on claims, gross	1,631.9	1,605.9	3,029.6	2,830.5
Losses on claims ceded to reinsurers	(323.3)	(338.0)	(555.7)	(543.8)
Losses on claims, net	1,308.6	1,267.9	2,473.9	2,286.7
Operating expenses	428.2	379.1	855.6	767.5
Commissions, net	387.3	331.3	778.1	649.3
Interest expense	69.0	59.7	139.6	114.9
Other expenses	708.6	465.0	1,291.9	867.0
	2,901.7	2,503.0	5,539.1	4,685.4
Earnings before income taxes	356.5	404.0	456.7	408.1
Provision for income taxes	43.9	110.5	68.8	131.3
Net earnings	312.6	293.5	387.9	276.8

Attributable to:
Shareholders of Fairfax	311.6	238.7	394.2	187.7
Non-controlling interests	1.0	54.8	(6.3)	89.1
	312.6	293.5	387.9	276.8

Net earnings per share	$13.04	$9.81	$16.14	$7.24
Net earnings per diluted share	$12.67	$9.58	$15.70	$7.07
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,058	23,191	23,068	22,861

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2017 and 2016
(unaudited - US$ millions)

	Second quarter		First six months
	2017	2016	2017	2016

Net earnings	312.6	293.5	387.9	276.8

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	108.6	(76.9)	235.2	99.2
Gains (losses) on hedge of net investment in Canadian subsidiaries	(39.4)	4.8	(47.4)	(76.4)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	35.7	(9.9)	39.0	(5.9)
	104.9	(82.0)	226.8	16.9
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	4.0	3.1	5.0	4.6

Other comprehensive income (loss), net of income taxes	108.9	(78.9)	231.8	21.5
Comprehensive income	421.5	214.6	619.7	298.3

Attributable to:
Shareholders of Fairfax	395.8	179.3	539.8	200.7
Non-controlling interests	25.7	35.3	79.9	97.6
	421.5	214.6	619.7	298.3

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months ended June 30, 2017 and 2016 were:

Net Premiums Written

	Second quarter		First six months
	2017	2016	2017	2016
Northbridge	299.4	282.2	513.3	463.2
OdysseyRe	660.6	631.1	1,215.8	1,114.6
Crum & Forster	475.2	449.6	926.3	890.4
Zenith National	170.1	163.4	501.9	491.0
Brit	374.4	352.3	768.8	757.6
Fairfax Asia	86.1	86.8	186.2	151.8
Insurance and Reinsurance - Other	138.2	102.1	364.4	229.0
Insurance and reinsurance operations	2,204.0	2,067.5	4,476.7	4,097.6

Net Premiums Earned

	Second quarter		First six months
	2017	2016	2017	2016
Northbridge	241.0	226.9	476.8	436.1
OdysseyRe	586.8	534.4	1,085.7	995.8
Crum & Forster	463.4	434.1	908.7	856.4
Zenith National	199.4	197.1	387.6	384.4
Brit	402.5	348.9	743.9	691.5
Fairfax Asia	84.9	78.7	161.2	129.1
Insurance and Reinsurance - Other	142.3	110.9	337.5	213.9
Insurance and reinsurance operations	2,120.3	1,931.0	4,101.4	3,707.2

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months ended June 30, 2017 and 2016 were:

	Second quarter		First six months
	2017	2016	2017		2016
Northbridge	99.7%	100.0%	(1)	99.3%	99.3%
OdysseyRe	90.5%	94.4%		90.4%	92.5%
Crum & Forster	99.2%	98.6%		99.3%	98.1%
Zenith National	89.5%	83.9%		85.0%	83.6%
Brit	97.0%	99.9%		96.9%	98.0%
Fairfax Asia	85.9%	83.3%		89.6%	80.7%
Insurance and Reinsurance - Other	97.5%	99.0%		98.6%	96.0%
Insurance and reinsurance operations	94.9%	95.7%		94.7%	94.5%

(1)	Actually 99.99%.